S

23002415

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SEC FILE NUMBER
8-01865

SEC Mail Processing

FEB 13 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 9/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ingalls & Snyder, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1325 Avenue of the Americas, 18th Floor

(No. and Street)

New York	NY	10019-6066
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Stolba	212 269-7814	fstolba@ingalls.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP

(Name – if individual, state last, first, and middle name)

488 Madison Avenue, 3rd Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

9/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Frank Stolba, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ingalls & Snyder, LLC, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

[signature]
Notary Public

SANDRA A. JERRO
Notary Public, State of New York
No. 31-1969350
Qualified in New York County
Commission Expires August 31, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Directors and Members of
Ingalls & Snyder, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ingalls & Snyder, LLC (the "Company") as of September 30, 2022, the related statements of income, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule I, Schedule II, and Schedule III (the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Ingalls & Snyder, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the supplemental information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as Ingalls & Snyder, LLC's auditor since 2019.

New York, New York
January 20, 2023, except for the schedule of changes in liabilities subordinated to claims of general creditors, as to which the date is February 2, 2023

INGALLS & SNYDER, LLC

Statement of Financial Condition **(amounts rounded to the nearest thousand)**
September 30, 2022

ASSETS	
Cash and cash equivalents	**$ 13,340,000**
Deposits with clearing organizations	**5,038,000**
Receivable from brokers and dealers and clearing organization	**2,121,000**
Securities borrowed	**114,535,000**
Receivable from customers	**9,823,000**
Secured demand note	**30,000,000**
Receivable from noncustomers	**805,000**
Securities owned, at fair value	**12,417,000**
Property and equipment (net of accumulated depreciation and amortization of $3,753,000)	**141,000**
Operating right-of-use asset	**2,454,000**
Fees receivable	**5,899,000**
Other assets	**518,000**
TOTAL ASSETS	**$197,091,000**
LIABILITIES	
Short-term bank loans	**$ 20,000**
Payable to brokers and dealers	**1,255,000**
Payable to customers	**117,664,000**
Payable to noncustomers	**10,333,000**
Subordinated debt	**30,000,000**
Securities sold, not yet purchased, at fair value	**1,449,000**
Accrued compensation	**3,129,000**
Operating lease liability	**2,680,000**
Accounts payable, accrued expenses and other liabilities	**1,735,000**
TOTAL LIABILITIES	**168,265,000**
MEMBERS' CAPITAL	**28,826,000**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$197,091,000**

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Ingalls & Snyder, LLC (the "Company"), a limited liability company under the laws of the State of New York, is a clearing broker-dealer and an investment advisor registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

[2] Cash equivalents:

The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

[3] Current expected credit losses:

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. At September 30, 2022, the Company deemed securities borrowed, receivable from brokers and dealers and clearing organization, secured demand note and receivables from customers and non-customers to be eligible for the collateral maintenance practical expedient. See Notes E and F for further explanation.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

[4] Securities transactions:

The Company carries its securities owned and securities sold, not yet purchased, at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Level 1 assets and liabilities, including stocks and United States Treasury bills, are valued on the last business day of the fiscal year at the last available reported sales price on the primary securities exchange on which the security is traded.

Corporate bonds and preferred stock are classified within Level 2 of the fair value hierarchy and valued based on recently executed transactions or price quotations.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Investments that are classified within Level 3 are recorded at fair value as determined in good faith by management taking into consideration pertinent information, such as available markets, marketability, restrictions on disposition, original purchase price, estimates of liquidation value, current financial position, operating results and other appropriate information.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The values assigned to securities owned and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer and noncustomer securities transactions and related commission income and expenses are reported on both a trade-date and settlement-date basis depending on the respective transactions. Discounts and premiums on securities purchased are accreted and amortized over the lives of the respective securities.

The secured demand note related to subordinated debt represents an interest-bearing promissory note executed by the lender that is payable on upon demand, and is collateralized by the lender's securities. The Company accounts for the secured demand note at its amortized cost, and changes in the value of the note are recorded once the demand for payment has been made. Since the transferor of the secured demand note retains control of the collateral until demanded by the Company, the collateral pledged against the secured demand note is not recorded by the Company until it receives the assets upon demand under the provisions of the note.

All continuous net settlement (CNS) transactions are netted at the applicable clearing organization to one cash settlement position due to, or due from the Company, and therefore amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Interest income and expense are recorded on the accrual basis. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

[5] Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized by the straight-line method over the shorter of the term of the related lease or useful life.

[6] Income taxes:

As a limited liability company, the Company is not subject to federal and state income taxes. However, the Company is subject to unincorporated business taxes in several jurisdictions in which the Company does business. Each member's distributive share of the Company's net income or loss is reported by each member on their individual income tax returns. The Company made an election to pay New York state income tax at the entity level pursuant to the Pass-Through Entity Tax (PTET) on behalf of its members. Accordingly, these PTET payments are treated as transactions with members. Distributions within the Statement of Changes in Members' Capital includes $3,114,000 for the PTET amounts paid on behalf of members during the fiscal year.

The Company has not recognized in these financial statements any interest or penalties related to income taxes, as has no material unrecognized tax benefits. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years ending prior to September 30, 2019.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of income.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Effective September 30, 2022, no cash has been segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the SEC.

NOTE D - RELATED PARTY TRANSACTIONS

Receivable from and payable to noncustomers represent amounts receivable from or payable to the managing members of the Company.

The Company has two investments in the general partners of two affiliated investment companies with both a cash and fair value of $160,000 as of September 30, 2022.

The Company provides management and administration services to affiliated investment companies. The fees related to these services were $1,140,000 for the year ended September 30, 2022, of which $33,000 is included in fees receivable on the statement of financial condition. These fees were reflected in investment advisory fees on the statement of income.

The securities borrowed transactions on the statement of financial condition are primarily conducted by the activities of one related entity to the Company. The Company provides execution of all securities borrowed transactions along with custodial services to this one related entity. The fees for these services were $1,594,000 for the year, offset by related expenses of $683,000 for the year ended September 30, 2022. The fees and expenses were reflected in custody fees and primarily in employee compensation and benefits and communications and data services, respectively, on the statement of income.

The Company received commission income from certain employees, affiliated entities and other related parties, such income was de minimis for the year ended September 30, 2022.

The Company's Managing and Senior Directors share in the Company's profits and losses. For the year ended September 30, 2022, the Company's Directors received distributions of $17,939,000, which represented distributions of profits. Included in employee compensation and benefits for the year ended September 30, 2022 is $1,597,000 related to compensation for Limited Directors. Included in interest expense for the year ended September 30, 2022 is $983,000 representing interest on Directors' capital balances, as well as $372,000 in interest and commitment fees paid on the Directors' respective cash and securities balances.

NOTE E - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

The Company's receivables from and payables to broker dealers and clearing organizations include amounts receivable from unsettled trades executed on behalf of customers, amounts receivable and payable for securities failed to deliver and receive, respectively, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short time. The Company continually reviews the credit quality of its counterparties. Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2022 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 307,000	$ 900,000
Receivable from clearing organization	1,814,000	-
Due to brokers	-	355,000
	$ 2,121,000	$ 1,255,000
Deposits with clearing organizations	5,038,000	-
Securities borrowed	114,535,000	-
Total	$121,694,000	$ 1,255,000

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities. The market value of securities borrowed is monitored, with additional collateral obtained to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions. At September 30, 2022, the fair value of the securities borrowed was $110,671,000.

NOTE F - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NONCUSTOMERS

The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. Receivables from customers are collateralized by $12,928,000 of securities owned by customers. Receivables from non-customers are adequately collateralized by securities owned by non-customers.

NOTE G - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at fair value as follows:

	Fair Value Hierarchy				
	Level 1	**Level 2**	**Level 3**	**NAV**	**Total**
Securities Owned:					
Corporate bonds	$ -	$ 1,891,000	$ -	$ -	$ 1,891,000
United States Treasury bills	10,224,000	-	-	-	10,224,000
Stocks	142,000	-	-	-	142,000
Affiliated investment companies (*)	-	-	-	160,000	160,000
	$10,366,000	$ 1,891,000	$ -	$ 160,000	$ 12,417,000
Securities Sold,Not Yet Purchased:					
Corporate bonds	$ -	$ 1,449,000	$ -	$ -	$ 1,449,000

(*) Investments in affiliated investment companies represents interests in private investment companies that do not trade in an active market and represent investments that may require a lock up or future capital commitments. The Company has elected to value the affiliated investment companies using the net asset value ("NAV") of the investment companies as reported by the investment companies without adjustment, unless it is probable that the investments will be sold at a value significantly different than the reported NAV. At September 30, 2022, the affiliated investment companies are valued at their reported NAV.

NOTE H – FAIR VALUE

The following table presents the carrying values and estimated fair values at September 30, 2022, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Fair Value Hierarchy Level 1	Level 2	Level 3	NAV	Total
Deposits with clearing organizations	$ 5,038,000	$ -	$ 5,038,000	$ -	$ -	$ 5,038,000
Securities borrowed	114,535,000		114,535,000			114,535,000
Receivable from brokers and dealers and clearing organization	2,121,000	-	2,121,000	-	-	2,121,000
Receivable from customers	9,823,000	-	9,823,000	-	-	9,823,000
Receivable from noncustomers	805,000	-	805,000	-	-	805,000
Fees receivable	5,899,000	-	5,899,000	-	-	5,899,000
	$138,221,000	$ -	$ 138,221,000	$ -	$ -	$ 138,221,000
Short-term bank loans	$ 20,000	$ -	$ 20,000	$ -	$ -	$ 20,000
Payable to brokers and dealers	1,255,000	-	1,255,000	-	-	1,255,000
Payable to customers	117,664,000	-	117,664,000	-	-	117,664,000
Payable to noncustomers	10,333,000	-	10,333,000	-	-	10,333,000
Accrued compensation	3,129,000	-	3,129,000	-	-	3,129,000
Accounts payable, accrued expenses and other liabilities	1,735,000	-	1,735,000	-	-	1,735,000
	$134,136,000	$ -	$ 134,136,000	$ -	$ -	$ 134,136,000

The Company's Pricing Committee (the "Committee") is responsible for valuation policies and procedures and determining the fair value of investments. The Committee has procedures in place to determine the fair value of the Company's Level 3 investments. Such procedures are designed to assure that the applicable valuation approach is appropriate and that values included in these financial statements are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

NOTE I - BANK LOANS

Customer loans of $10,000 are collateralized by $36,000 of securities owned by customers. Noncustomer loans of $10,000 are collateralized by $45,000 of securities owned by the noncustomers.

NOTE J - FINANCIAL INSTRUMENTS AND RISK

Trading activities subject the Company to market, credit and interest rate risks. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

NOTE J - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

In the normal course of business, the Company's customer and noncustomer activities involve the execution, settlement and financing of various customer and noncustomer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer, noncustomer or other broker is unable to fulfill its contracted obligations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers and noncustomers may incur. In the event the customer or noncustomer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or noncustomer's obligations.

In accordance with industry practice, the Company records customer and noncustomer transactions on a settlement date basis, which is generally two business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or noncustomers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices.

The Company's customer and noncustomer financing and securities settlement activities require the Company to pledge customer and noncustomer securities as collateral in support of secured bank loans. In the event the counterparty is unable to meet its contracted obligation to return customer and noncustomer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer or noncustomer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At September 30, 2022, the market value of customer and noncustomer securities pledged under these secured financing transactions was in excess of amounts due.

Cash and cash equivalents are held with larger financial institutions, which at times, may exceed federally insured limits. In the event of a financial institutions insolvency, the recovery of these assets may be limited.

The Company has pledged United States Treasury bills owned by the firm guaranteeing the margin requirement at Options Clearing Corporation At September 30, 2022, the fair value of the treasury bills pledged was $8,955,000 and the margin requirement for customers and noncustomers was $7,488,000.

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE K - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2022 consist of the following:

Furniture and fixtures	$ 777,000
Equipment	2,091,000
Computer software	246,000
Leasehold improvements	780,000
	3,894,000
Less accumulated depreciation and amortization	(3,753,000)
Property and equipment, net	**$ 141,000**

NOTE L - EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all eligible employees. Participant contributions to the plan are voluntary and are subject to limitations. The Company may also make discretionary contributions to the plan. During the year ended September 30, 2022, the Company made $279,000 in discretionary contributions.

NOTE M – OPERATING LEASE

The Company rents office space under a long-term operating lease expiring in September of 2024 (the "Lease"). The Lease has no renewal option. The Lease calls for base rent plus escalations for property taxes and other operating expenses. Future minimum base rent payments under the Lease, as of September 30, 2022, are as follows:

Year Ending September 30,	
2023	1,418,000
2024	1,418,000
Total undiscounted lease payments	$ 2,836,000
Less imputed interest	(156,000)
Net operating lease liability	**$ 2,680,000**

The Company entered into the Lease in the normal course of business. The office space under the Lease is used to conduct all operating activities and back office operations.

The Lease is classified as an operating lease at the lease commencement date. The operating right-of-use asset represents the Company's right to use an underlying asset for the lease term and the operating lease liability represents the Company's obligation to make lease payments arising from the lease. The operating right-of-use asset and operating lease liability are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. The Company has elected not to recognize leases with original lease terms of twelve months or less on the statement of financial condition.

NOTE M – OPERATING LEASE (CONTINUED)

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate was approximately 6% based on the historical interests on previous loans adjusted for the lease term and other factors. For the year ended September 30, 2022, the total cost of the Lease was $1,305,000.

NOTE N – REVENUES FROM CONTRACTS WITH CUSTOMERS

The following table presents the Company's total revenues separated between revenues from contracts with customers and other sources of revenues for the year ended September 30, 2022.

Revenues from contracts with customers:	
Investment advisory fees	$ 34,441,000
Commissions (trade-date basis)	1,942,000
Commissions (settlement-date basis)	816,000
Marketing commissions	5,395,000
Custody fees	2,181,000
Distribution assistance fees	1,433,000
Total revenues from contracts with customers	$ 46,208,000
Other sources of revenue:	
Principal transactions	$ 3,868,000
Interest	515,000
Other	22,000
Total other sources of revenue	$ 4,405,000
Total revenues	$ 50,613,000

Revenue from contracts with customers is recognized when performance obligations are satisfied by transferring promised goods or services to the customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled in exchange for the promised good or service.

The Company earns fees for the investment advisory services provided to clients ("IA fees"). IA fees are based on a rate of the fair value of managed assets. The performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. IA fees are computed and collected quarterly based off the contractual billing terms. IA fees are billed in arrears, at the end of each quarter based on the market values of securities and cash in an account as of the last business day of the current quarter, or the prior quarter. IA fees are recognized on the last business day of the applicable quarter in which they are earned because recognition of IA fees is constrained until that date when the fair value of assets managed is known. If the account is terminated during the calendar quarter, any IA fee due may be prorated as of the effective date of cancellation and deducted from the account.

The Company buys and sells securities on behalf of its customers. Commissions are computed and collected daily each time a customer enters into a buy or sell transaction. The Company believes that for

NOTE N – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

certain transactions the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Other commissions are recorded on a settlement basis, when the commission is received. The Company has determined that an adjustment to recognize these commissions on a trade-date basis as opposed to settlement-date would not have a material impact on the statement of income.

The Company earns fees for custodial services provided to clients ("Custody fees"). Custody fees are based on a rate of the fair value of custodied assets. Custody fees are computed and collected quarterly based off the contractual billing terms. Custody fees are billed in arrears, at the end of each quarter based on the market values of securities and cash in an account as of the last business day of the current quarter. The performance obligation for providing custodial services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. If the account is terminated during the calendar quarter, any Custody fees due may be prorated as of the effective date of cancellation and deducted from the account.

The Company provides marketing services on behalf of other investment banks to find potential investors for new securities, primarily Special Purpose Acquisition Companies (SPAC). The Company receives a commission from the investment bank performing the underwriting for the SPAC issuance, which is an agreed-upon flat fee based on the size of the issuance outlined within an executed engagement letter. The Company believes the performance obligation is satisfied on the initial trade date of the securities, which is the date the potential investors have the opportunity to purchase the SPAC that was marketed by the Company and all risks and rewards have been transferred.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

Fees receivable include amounts earned from IA fees, custody fees, and commission income receivable on unsettled securities transactions. The Company estimates an allowance for credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. There is no allowance as management believes all amounts are fully collectible.

NOTE O - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At September 30, 2022, the Company had net capital of $40,803,000 and its required minimum net capital was $2,608,000 which represents 2% of the aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3.

NOTE P - SUBSEQUENT EVENTS

From October 1, 2022 through January 20, 2023, there were no returns of members' capital or additional contributions and aggregate distributions to members amounted to $14,633,000.

NOTE Q – SECURED DEMAND NOTE AND SUBORDINATED DEBT

The subordinated debt consists of one secured demand note from a related entity totaling $30,000,000 evidenced by a secured demand note collateral and a subordinated debt agreement, all of which were approved by FINRA. Under these agreements the Company is entitled to demand cash or securities pledged as collateral. There were no demands for cash made, and the securities pledged as collateral had a fair market value of approximately $49,200,000 at September 30, 2022. The note bears interest of 0% per annum. The secured demand note approved by FINRA is subject to repayment restrictions pursuant to 15c3-1 and 15c3-3.